UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D

Under The Securities Exchange Act Of 1934

MEGA MEDIA GROUP
(Name of Issuer)

COMMON STOCK, $0.001 Par Value Per Share
(Title of Class of Securities)

58514Y 102
 (CUSIP Number)

Jaworek Capital LLC
75 Maiden Lane, Suite 904
New York, NY 10038
(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

With copies to:
Anslow & Jaclin, LLP
195 Route 9 South, Suite 204
Manalapan, NJ 07726
(732) 409-1212

August 6, 2008
(Date Of Event Which Requires Filing Of This Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), (f) or (g), check the following box ☐

SCHEDULE 13D

1. NAMES OF REPORTING PERSONS.

Jaworek Capital LLC.

2. CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)

(a)	[ ]
(b)	[ ]

3. SEC USE ONLY

4. SOURCE OF FUNDS (SEE INSTRUCTIONS)

WC

5. CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) [  ]

N/A

6. CITIZENSHIP OR PLACE OF ORGANIZATION

Nevada

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7. SOLE VOTING POWER
9,482,796
8. SHARED VOTING POWER
440,000
9. SOLE DISPOSITIVE POWER
9,482,796
10. SHARED DISPOSITIVE POWER
440,000

11. AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

9,922,796

12. CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES [  ]

13. PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

10%

14. TYPE OF REPORTING PERSON

IV

1. NAMES OF REPORTING PERSONS.

Michal Jaworek

2. CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)

(a)	☒
(b)	☐

3. SEC USE ONLY

4. SOURCE OF FUNDS (SEE INSTRUCTIONS)

OO

5. CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) [  ]

N/A

6. CITIZENSHIP OR PLACE OF ORGANIZATION

United States of America

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7. SOLE VOTING POWER
440,000
8. SHARED VOTING POWER
9,482,796
9. SOLE DISPOSITIVE POWER
440,000
10. SHARED DISPOSITIVE POWER
9,482,796

11. AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

9,922,796

12. CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES [  ]

13. PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

10.7%

14. TYPE OF REPORTING PERSON

IN

ITEM 1. SECURITY AND ISSUER.

The class of equity security to which this Schedule 13D relates is common stock, par value $0.001, of Mega Media Group., a Nevada corporation (the “Company”), with its address located at 1122 Coney Island Avenue, Brooklyn, NY 11235.

ITEM 2. IDENTITY AND BACKGROUND.

(a)-(f)  This statement is being filed jointly on behalf of the following persons (collectively, the “Reporting Persons”): (1) Jaworek Capital LLC, a Nevada company (“Jaworek Capital”); and (2) Michal Jaworek, an individual.

The Reporting Persons are filing jointly, and the agreement among the Reporting Persons to file jointly is attached as Exhibit 8 herein.

Set forth below is certain information relating to each of the Reporting Persons:

(1)	Jaworek Capital LLC

Jaworek Capital LLC is a Nevada company.  The principal activity of Jaworek Capital is to invest in a wide variety of securities and financial instruments.  The principal business address is 75 Maiden Lane, Suite 904, New York, NY 10038.  Michal Jaworek is the president and the sole member of Jaworek Capital.  He is a citizen of the United States of America.

During the last five years, neither Jaworek Capital LLC. nor, to the best of Jaworek Capital’s knowledge, Jaworek Capital’s officer has been (a) convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or (b) party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining further violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

(1)	Michal Jaworek

Michal Jaworek is a citizen of the United States of America.  The business address of Michal Jaworek is 75 Maiden Lane, Suite 904, New York, NY 10038.  Michal Jaworek is the President and the sole member of Jaworek Capital.

During the last five years, Michal Jaworek has not been (a) convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or (b) been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction as a result of which he was or is subject to a judgment, decree or final order enjoining further violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

ITEM 3. SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION

The Reporting Persons hold, in the aggregate, 9,922,796 Shares, including 9,272,796 shares of Common Stock, 500,000 shares of common stock upon exercise of a stock option at $0.11 per share and 150, 000 shares of common stock upon exercise of a stock option at $0.075 per share.  The aggregate purchase price of the Shares purchased by the Reporting Persons collectively was $443,252. The source of funding for the purchase of 8,832,796 Shares was the general working capital of Jaworek Capital.  The source of funding $43,252 for the purchase of 440,000 Shares was from Michal Jaworek personally.

As previously disclosed in the current report Form 8-K filed on June 3, 2008, June 19, 2008, July 3, 2008 and August 5, 2008, on May 29, 2008, June 16, 2008, July 1, 2008 and July 31, 2008, Mega Media Group, Inc. (the “Company”) entered into aggregate of $400,000 9% convertible promissory note agreements (the “Notes”) with Jaworek Capital, LLC.  As additional consideration, Jaworek Capital was granted the right to buy 500,000 shares of common stock at exercise price of 0.11 on or before June 26, 2009, and 150,000 shares of common stock at exercise price of 0.075 on or before July 30, 2009.

On July 2, 2008, August 6, 2008 and August 8, 2008, the Company issued Jaworek Capital an aggregate of 8,832,796 shares of common stock at conversion price $0.082, $0.0311 and $0.0319 respectively, underlying the $400,000 Notes.

ITEM 4. PURPOSE OF TRANSACTION

The 8,832,796 shares of common stock were issued to Jaworek Capital for the conversion of $400,000 9% convertible promissory note.  As additional consideration, Jaworek Capital was granted the right to buy 500,000 shares of common stock at exercise price of 0.11 on or before June 26, 2009, and 150,000 shares of common stock at exercise price of 0.075 on or before July 30, 2009.  Michal Jaworek personally acquired 440,000 shares of the Company’s common stock.  The Reporting Persons recently acquired these shares for investment purpose.

The Reporting Persons may, from time to time and at any time, acquire additional Shares and/or other equity, debt or other securities (collectively, "Securities") of the Issuer in the open market or otherwise and reserve the right to dispose of any or all of their Securities in the open market or otherwise, at any time and from time to time, and to engage in any hedging or similar transactions with respect to the Securities.

Except as set forth above, the Reporting Person has no present plans or proposals which relate to or would result in any of the transactions required to be described in Item 4 of Schedule 13D.

ITEM 5. INTEREST IN SECURITIES OF THE ISSUER

(a)
Based on the Issuer’s Form 10-Q, filed with the Securities and Exchange Commission on June 23, 2008, and three Form 8-K’s, filed on July 3, 2008, July 16, 2008 and August 12, 2008 respectively, there were 92,962,162 shares of the Issuer’s Common Stock issued and outstanding as of August 13, 2008, provided that, the Reporting Persons exercise the vested options within the next 60 days.  Therefore, the 9,922,796 shares of Common Stock beneficially owned by the Reporting Persons represent approximately 10.7% of the shares of the Issuer’s Common Stock issued and outstanding.

(b)
Jaworek Capital has sole voting power and sole dispositive power with regard to the 9,482,796 shares of the Issuer’s Common Stock (including 500,000 shares of common stock upon exercise of a stock option at $0.11 per share and 150, 000 shares of common stock upon exercise of a stock option at $0.075 per share).  Michal Jaworek, as the president of Jaworek Capital, may be deemed to have the shared voting power and the share dispositive power to the 9,482,796 shares.  Michal Jaworek personally owns 440,000 shares of the Issuer’s Common Stock which he bought from the open market by using person funds.  Therefore, Michal Jaworek has the sole voting power and sole dispositive power with regard to the 440,000 shares of the Issuer’s Common Stock.  Jaworek Capital, by virtue of its relationships to Michal Jaworek, may be deemed to indirectly beneficially own (as that term is defined in Rule 13d-3 under the Act) the Shares which Michal Jaworek directly beneficially owns.

(c)	The following table sets forth all transactions with respect to Shares affected during the past sixty (60) days by any of the Reporting Persons.

	Name of Reporting Person	Date of Transaction	Type of Transaction	No. of Shares Purchased	Purchase Price Per Share (USD)
1	Jaworek Capital LLC.	July 2, 2008	Conversion of Promissory Note	2,453,458	0.082
2	Jaworek Capital LLC.	August 6, 2008	Conversion of Promissory Note	3,241,099	0.0311
3	Jaworek Capital LLC	August 8, 2008	Conversion of Promissory Note	3,138,239	0.0319
4	Michal Jaworek	Multiple trading from May 16, 2008 to July 14, 2008	Open Market	440,000	0.0983

As previously disclosed on current report Form 8-K filed on July 3, 2008 and August 5, 2008, on July 1, 2008 and July 31, 2008, Jaworek Capital LLC. was granted the right to buy 500,000 shares of common stock upon exercise of a stock option at $0.11 per share on or before June 26, 2008, and 150, 000 shares of common stock upon exercise of a stock option at $0.075 per share on or before July 30, 2008.

(d)	No person other than the Reporting Persons has the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the Common Stock set forth above.

(e)	No applicable.

ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER

Other than the agreements as described in this Schedule 13D, neither the Reporting Persons nor, to the best knowledge of any Reporting Persons, have any contracts, arrangements, understandings or relationships with any other person with respect to any securities of the Issuer.

ITEM 7. MATERIAL TO BE FILED AS EXHIBITS

Exhibit Number	Description

1	Convertible Promissory Note Agreement by and between the Company and Jaworek Capital on May 29, 2008. (Incorporated as Exhibit filed in current report Form 8-K as of June 3, 2008.)
2	Convertible Promissory Note Agreement by and between the Company and Jaworek Capital on June 16, 2008. (Incorporated as Exhibit filed in current report Form 8-K as of July 19, 2008.)
3	Convertible Promissory Note Agreement by and between the Company and Jaworek Capital on July 1, 2008. (Incorporated as Exhibit filed in current report Form 8-K as of July 3, 2008.)
4	Convertible Promissory Note Agreement by and between the Company and Jaworek Capital on July 31, 2008. (Incorporated as Exhibit filed in current report Form 8-K as of August 5, 2008.)
5	Conversion Notice from Jaworek Capital, LLC to the Company on July 2, 2008. (Incorporated as Exhibit filed in currently report Form 8-K as of July 3, 2008)
6	Conversion Notice from Jaworek Capital, LLC to the Company on August 6, 2008. (Incorporated as Exhibit filed in currently report Form 8-K as of August 12, 2008)
7	Conversion Notice from Jaworek Capital, LLC to the Company on August 8, 2008. (Incorporated as Exhibit filed in currently report Form 8-K as of August 12, 2008)
8	Joint filing agreement. (File herein)

SIGNATURE

After reasonable inquiry and to the best of each of the undersigned’s knowledge and belief, each of the undersigned, severally and not jointly, certifies that the information set forth in this statement is true, complete and correct.

Date: August 12, 2008

Jaworek Capital LLC.

By:	/s/ Michal Jaworek
Michal Jaworek, President

Michal Jaworek

By:	/s/ Michal Jaworek
Michal Jaworek

EXHIBIT 8

JOINT FILING AGREEMENT

In accordance with Rule 13d-1(k)(1) under the Securities Exchange Act of 1934, as amended, the persons named below agree to the joint filing on behalf of each of them of a statement on Schedule 13D (including amendments thereto) with respect to the shares of Common Stock, $.001 par value per share, of Mega Media Group., a Nevada corporation, and further agree that this Joint Filing Agreement be included as an Exhibit to such joint filings.

In evidence thereof, the undersigned, being duly authorized, have executed this Joint Filing Agreement this 12th day of August, 2008.

Jaworek Capital LLC.

By:	/s/ Michal Jaworek
Michal Jaworek, President

Michal Jaworek

/s/ Michal Jaworek
Michal Jaworek